

東方有色集團有限公司
ONFEM HOLDINGS LIMITED


03022945

5th June, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 3rd June, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C. 155 SECTION

SEC File No.: 82-3735

星島日報　　2003年六月五日　星期四　B11



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，李丹先生由二零零三年六月一日起獲委任為本公司之副總經理兼房地產發展部總經理。

承董事會命
董事總經理
王幸東

香港，二零零三年六月三日

* *僅供識別*

The Standard　　5 June 2003, Thursday　　C-29



ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Li Tan was appointed as Deputy General Manager and General Manager of Property Development Department of the Company with effect from 1st June, 2003.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 3rd June, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C. 155 SECTION

星島日報　　2003年六月五日　星期四　B11



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會欣然宣佈，李丹先生由二零零三年六月一日起獲委任為本公司之副總經理兼房地產發展部總經理。

承董事會命
董事總經理
王幸東

香港，二零零三年六月三日

* *僅供識別*

The Standard　　5 June 2003, Thursday　　C-29



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company") is pleased to announce that Mr. Li Tan was appointed as Deputy General Manager and General Manager of Property Development Department of the Company with effect from 1st June, 2003.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 3rd June, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C. 155 SECTION